Exhibit 99.1
CONSOLIDATED FINANCIAL STATEMENTS OF THE ROUSE COMPANY LP, A SUBSIDIARY
OF GENERAL GROWTH PROPERTIES, INC.
The following is unaudited consolidated financial information for our subsidiary, The Rouse Company LP (“TRCLP”), as of March 31, 2008 and December 31, 2007 and for the three months ended March 31, 2008 and 2007.
Basis of Presentation
The accompanying Consolidated Financial Statements include the accounts of TRCLP, its subsidiaries and joint ventures in which it has a controlling interest. For consolidated joint ventures, the non-controlling partner’s share of operations (generally computed as the joint venture partner’s ownership percentage) is included in Minority Interest. All significant intercompany balances and transactions have been eliminated.
In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been included. The results for the interim period ended March 31, 2008 are not necessarily indicative of the results to be obtained for the full fiscal year.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. For example, significant estimates and assumptions have been made with respect to useful lives of assets, capitalization of development and leasing costs, provision for income taxes, recoverable amounts of receivables and deferred taxes, initial valuations and related amortization periods of deferred costs and intangibles, particularly with respect to acquisitions, and cost ratios and completion percentages used for land sales. Actual results could differ from these and other estimates.
Critical Accounting Policies
Critical accounting policies are those that are both significant to the overall presentation of TRCLP’s financial condition and results of operations and require management to make difficult, complex or subjective judgments. Our critical accounting policies for the fiscal year ended December 31, 2007 have not changed during 2008.
MANAGEMENT’S DISCUSSION OF TRCLP OPERATIONS AND LIQUIDITY
Overview
Effective March 31, 2007, through a series of transactions, a private REIT owned by GGPLP was contributed to TRCLP and a TRS became a qualified REIT subsidiary of that private REIT (“the Private REIT/TRS Restructuring”). This Private REIT/TRS Restructuring resulted in the recognition of an approximate $300 million income tax benefit in the three months ended March 31, 2007 related to the properties now owned by that private REIT.
Revenues
Tenant rents (which includes minimum rents, tenant recoveries, and overage rents) increased in the first quarter of 2008 primarily due to increased gross rents from tenants at various properties and a $2.2 million increase in lease termination income as compared to the first quarter of 2007. These increases in revenue were more than offset by a $14.7 million decrease in land sales revenues primarily due to decreased sales volumes at our Summerlin development.

CONSOLIDATED FINANCIAL STATEMENTS OF THE ROUSE COMPANY LP, A SUBSIDIARY
OF GENERAL GROWTH PROPERTIES, INC.
Operating expenses
Property operating costs decreased primarily as a result of a $2.6 million decrease in the provision for doubtful accounts as compared to the first quarter of 2007. Real estate taxes, repairs and maintenance and other property operating expenses are generally recoverable from tenants and the increases in these expenses are generally consistent with the increases in tenant recovery revenues. Land sales operations expense decreased by $10.2 million related to the decreased land sales volumes discussed above.
Net income
Interest expense increased primarily as a result of higher year over year average outstanding debt balances. The (provision for) benefit from income taxes for the first quarter of 2007 was directly impacted by the TRS restructuring mentioned above.
Cash position at March 31, 2008
TRCLP’s cash and cash equivalents increased $0.4 million to $24.1 million as of March 31, 2008 as compared to December 31, 2007. The cash position of TRCLP is largely determined at any point in time by the relative short-term demands for cash by TRCLP and GGP, TRCLP’s parent. TRCLP expects to remain current with respect to its debt obligations and be able to access additional funds as required from GGP.

THE ROUSE COMPANY LP AND SUBSIDIARIES
A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	March 31,	December 31,
	2008	2007
	(In thousands)
Assets
Investment in real estate:
Land	$1,559,321	$1,556,115
Buildings and equipment	11,069,881	11,040,398
Less accumulated depreciation	(1,400,487)	(1,318,032)
Developments in progress	342,063	291,643

Net property and equipment	11,570,778	11,570,124
Investment in and loans to/from Unconsolidated Real Estate Affiliates	1,397,080	1,377,634
Investment land and land held for development and sale	1,659,878	1,639,372

Net investment in real estate	14,627,736	14,587,130
Cash and cash equivalents	24,060	23,679
Accounts and notes receivable, net	151,885	155,950
Goodwill	385,683	385,683
Deferred expenses, net	107,164	106,028
Prepaid expenses and other assets	617,090	622,645

Total assets	$15,913,618	$15,881,115

Liabilities and Partners’ Capital
Mortgages, notes and loans payable	$9,701,405	$9,455,727
Investment in and loans to/from Unconsolidated Real Estate Affiliates	25,954	25,632
Deferred tax liabilities	860,331	854,000
Accounts payable and accrued expenses	621,615	623,098

Total liabilities	11,209,305	10,958,457

Minority interests	7,306	3,983

Commitments and contingencies	—	—

Partners’ capital:
Partners’ capital	8,939,342	8,934,378
Accumulated other comprehensive loss	(418)	(419)

Total partners’ capital, before receivable from General Growth Properties, Inc.	8,938,924	8,933,959
Receivable from General Growth Properties, Inc.	(4,241,917)	(4,015,284)

Total partners’ capital	4,697,007	4,918,675

Total liabilities and partners’ capital	$15,913,618	$15,881,115

THE ROUSE COMPANY LP AND SUBSIDIARIES
A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(UNAUDITED)

	Three Months Ended
	March 31,
	2008	2007
	(In thousands)
Revenues:
Minimum rents	$218,389	$211,735
Tenant recoveries	98,820	99,211
Overage rents	5,652	7,144
Land sales	9,066	23,793
Other	15,704	12,142

Total revenues	347,631	354,025

Expenses:
Real estate taxes	27,939	27,008
Repairs and maintenance	26,486	25,703
Marketing	4,509	5,038
Other property operating costs	54,223	55,379
Land sales operations	9,921	20,144
Property management and other costs	17,056	16,106
Provision for doubtful accounts	1,291	3,867
Depreciation and amortization	86,325	98,750

Total expenses	227,750	251,995

Operating income	119,881	102,030

Interest income	682	1,180
Interest expense	(124,114)	(108,329)

Income before income taxes, minority interest and equity in income of Unconsolidated Real Estate Affiliates	(3,551)	(5,119)
(Provision for) benefit from income taxes	(6,180)	290,704
Minority interest	(402)	(379)
Equity in income of Unconsolidated Real Estate Affiliates	15,097	10,047

Net income	$4,964	$295,253

Comprehensive income, net:
Net income	$4,964	$295,253
Other comprehensive income:
Unrealized losses on available-for-sale securities	(7)	(13)
Net unrealized gains/(losses) on financial instruments	8	(116)

Comprehensive income, net	$4,965	$295,124

THE ROUSE COMPANY LP AND SUBSIDIARIES
A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three Months Ended
	March 31,
	2008	2007
	(In thousands)
Cash Flows from Operating Activities:
Net income	$4,964	$295,253
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	86,325	98,750
Minority interest	402	379
Equity in income of Unconsolidated Real Estate Affiliates	(15,097)	(10,047)
Distributions received from Unconsolidated Real Estate Affiliates	3,242	8,004
Participation expense pursuant to Contingent Stock Agreement	91	4,528
Land development and acquisition expenditures	(31,740)	(41,351)
Cost of land sales	1,082	7,887
Provision for doubtful accounts	1,291	3,867
Tax restructuring benefit	—	(297,645)
Straight-line rent amortization	(4,939)	(5,177)
Amortization of intangibles other than in-place leases	642	(540)
Amortization of debt market rate adjustment and other non-cash interest expense	556	(9,100)
Net changes:
Accounts and notes receivable	7,304	30
Other assets	(10,892)	2,056
Accounts payable and accrued expenses and deferred tax liabilities	14,570	(2,791)
Other, net	(3,790)	518

Net cash provided by operating activities	54,011	54,621

Cash Flows from Investing Activities:
Acquisition/development of real estate and property additions/improvements	(76,148)	(82,927)
Proceeds from sale of investment properties	17,166	—
Distributions received from Unconsolidated Real Estate Affiliates in excess of income	3,999	5,039
Increase in investments in Unconsolidated Real Estate Affiliates	(11,268)	(1,407)
Decrease in restricted cash	4,798	1,294
Other, net	1,491	2,211

Net cash used in investing activities	(59,962)	(75,790)

THE ROUSE COMPANY LP AND SUBSIDIARIES
A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three Months Ended
	March 31,
	2008	2007
	(In thousands)
Cash Flows from Financing Activities:
Proceeds from issuance of mortgages, notes and loans payable	650,000	—
Principal payments on mortgages, notes and loans payable	(399,846)	(31,959)
Advances to General Growth Properties, Inc.	(242,165)	(76,902)
Capital contribution from GGPLP	—	100,000
Deferred financing costs	(4,578)	—
Other, net	2,921	(1,078)

Net cash provided by (used in) financing activities	6,332	(9,939)

Net change in cash and cash equivalents	381	(31,108)
Cash and cash equivalents at beginning of period	23,679	65,416

Cash and cash equivalents at end of period	$24,060	$34,308

Supplemental disclosure of cash flow information:
Interest paid	$118,423	$116,186
Interest capitalized	9,248	11,194
Income taxes paid	19,988	20,911
Non-Cash Transaction:
Change in accrued capital expenditures included in accounts payable and accrued expenses	18,990	(28,229)